               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. 11)*


                          AIRGAS, INC.
         ______________________________________________
                        (Name of Issuer)

                          COMMON STOCK
          _____________________________________________
                 (Title of Class of Securities)

                           009363 10 2
                   __________________________
                         (CUSIP Number)

                        December 31, 2001
     _______________________________________________________
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [   ]    Rule 13d-1(b)
                    [   ]    Rule 13d-1(c)
                    [ X ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                       Page 1 of 6 pages

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CUSIP No.  009363 10 2        13G                 Page 2 of 6 pages
           ___________                                 __   __
___________________________________________________________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Peter McCausland
___________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[   ]
                                                       (b)[ X ]
___________________________________________________________________
3.  SEC USE ONLY

___________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
___________________________________________________________________
                    5.  SOLE VOTING POWER

                        1,053,802
                    _______________________________________________
 NUMBER OF          6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY            9,816,257
  OWNED BY          _______________________________________________
    EACH            7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               1,053,802
    WITH            _______________________________________________
                    8.  SHARED DISPOSITIVE POWER

                        9,816,257
___________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,870,059
___________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [   ]
___________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     15.3%
___________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
___________________________________________________________________

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CUSIP No.  009363 10 2        13G                 Page 3 of 6 pages
           ___________                                 __   __
___________________________________________________________________

Item 1(a)   Name of Issuer
            ______________

            Airgas, Inc.


Item 1(b)   Address of Issuer's Principal Executive Offices
            _______________________________________________

            Airgas, Inc.
            Radnor Court
            259 North Radnor-Chester Road, Suite 100
            Radnor, Pennsylvania 19087-5283


Item 2(a)   Name of Person Filing
            _____________________

            Peter McCausland


Item 2(b)   Address of Principal Business Office, or, if none, Residence
            ____________________________________________________________

            Airgas, Inc.
            Radnor Court
            259 North Radnor-Chester Road, Suite 100
            Radnor, Pennsylvania 19087-5283


Item 2(c)   Citizenship
            ___________

            United States


Item 2(d)   Title of Class of Securities
            ____________________________

            Common Stock, par value $.01 per share

Item 2(e)   CUSIP Number
            ____________

            009363 10 2

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CUSIP No.  009363 10 2        13G                 Page 4 of 6 pages
           ___________                                 __   __
___________________________________________________________________

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

       (a) _____ Broker or dealer registered under Section 15 of the Exchange Act;

       (b) _____ Bank as defined in Section 3(a)(6) of the Exchange Act;

       (c) _____ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

       (d) _____ Investment company registered under Section 8 of the Investment Company Act;

       (e) _____ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

       (f) _____ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

       (g) _____ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

       (h) _____ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

       (i) _____ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

       (j) _____ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4     Ownership
           _________

     (a) and (b) Peter McCausland beneficially owned an aggregate of 10,870,059 shares of the issuer's Common Stock, or approximately 15.3% of the shares outstanding, as of December 31, 2001, of which 1,398,000 shares were issuable upon exercise of employee stock options.

     (c) Peter McCausland had sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 1,053,802 shares of the issuer's Common Stock, of which 999,736 shares were issuable upon exercise of employee stock options. Mr. McCausland had shared power to vote or to direct the vote, and/or shared power to dispose or to direct the disposition of, 9,816,257 shares of the Common Stock, which included 398,264 shares issuable upon exercise of stock options held by a trust for Mr. McCausland's children, and 5,063 shares held by a charitable foundation (the "Foundation") of which Mr. McCausland is an officer and director.

CUSIP No.  009363 10 2        13G                 Page 5 of 6 pages
           ___________                                 __   __
___________________________________________________________________

Item 5     Ownership of Five Percent or Less of a Class
           ____________________________________________

           Not applicable

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person
           ________________________________________________________

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer's shares which are the subject of this Amendment to Schedule 13G, except that, with respect to 9,811,194 shares, members of Mr. McCausland's family share with Mr. McCausland the right, and, with respect to 5,063 shares, the Foundation has the exclusive right, to receive the dividends from and the proceeds of sale as to such shares.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
           __________________________________________________________________

           Not Applicable

Item 8     Identification and Classification of Members of the Group
           _________________________________________________________

           Not Applicable

Item 9     Notice of Dissolution of Group
           ______________________________

           Not Applicable

Item 10    Certification
           _____________

           Not Applicable

CUSIP No.  009363 10 2        13G                 Page 6 of 6 pages
           ___________                                 __   __
___________________________________________________________________


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 2002
__________________________________
Date

/S/Peter McCausland
__________________________________
Signature


Peter McCausland, Director,
Chairman of the Board
and Chief Executive Officer
__________________________________
Name/Title